Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (309) 406-1426

Amy M. Trombly, Esq.

                     amy@tromblybusinesslaw.com

August 24, 2006

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, DC  20549

Attn:

Mr. Mark P. Shuman

Re:

Tootie Pie Company, Inc.

Form SB-2

Filed July 11, 2006

File No. 333-135702

Dear Mr. Shuman:

I am securities counsel for Tootie Pie Company, Inc. (the “Company”).  I enclose for filing under the Securities Act of 1933, as amended, Amendment No. 1 to the Form SB-2, File No. 333-135702, together with certain exhibits thereto (the “Registration Statement”).

Amendment No. 1 to the Form SB-2 contains revisions that have been made in response to the comment received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated July 17, 2006.  Set forth below are the Company’s responses to the Staff’s comment.

Comment 1.

On September 9, 2005, the Company purchased the rights, recipes, customer lists and certain equipment from Ms. Ruby Lorraine “Tootie” Feagan, a sole proprietor in exchange for stock and cash. This transaction appears to the purchase of a business where there is sufficient continuity of the of the acquired entity’s operations prior to and after the transaction such that prior financial statement information of the predecessor company is material to an understanding of future operations. Please revise to include the predecessor financial statements pursuant to Item 310 of Regulation S-B. Alternatively, tell us how you analyzed this transaction pursuant to EITF 98-3 and Rule 11-01(d) of Regulation S-X and provide a detailed analysis to support your conclusions.

Response 1.

The Company has complied with the Staff’s comment and the financial statements of the predecessor company have been included in the registration statement.

If you have further questions or comments, please feel free to contact us.  We are happy to cooperate in any way we can.

Regards,

/s/ Amy M. Trombly

Amy M. Trombly

Counsel for Tootie Pie Company, Inc.

cc:

Tootie Pie Company, Inc.